April 3, 2025
VIA E-MAIL
Brad A. Green, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

               Re:     Blue Owl Alternative Credit Fund
                       File No. 333-285688
                       File No. 811-24062

Dear Mr. Green:
        On March 7, 2025, you filed a registration statement on Form N-2 (the
 Private N-2   ) for
Blue Owl Alternative Credit Fund (the    Fund   ). On March 10, 2025, you filed
a registration
statement on Form N-2 (the    Public N-2   ) for the Fund. Our comments are set
forth below.
Please apply all comments, other than those indicated to apply only to the Private N-2 or only to the Public N-2, to both the Private N-2 and the Public N-2. For convenience, we generally organized our comments using the headings, defined terms and page numbers from the Private
N-2 filed by the Fund (except for the comments indicated to apply only to the Public N-2 where we used headings and page numbers from the Public N-2). Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.
PROSPECTUS
Cover Page of Private N-2
1. On page i, the fifth sentence of the fifth paragraph states that    [i]n the
event that any terms,
   conditions or other provisions of such [subscription] agreement (or any related agreements)
   are inconsistent with or contrary to the description of terms set forth in this Memorandum, the terms, conditions and other provisions of such agreements shall control. Inasmuch as
   Section 34(b) of the Investment Company Act of 1940 (   1940 Act   ) makes
unlawful any
   untrue statement of a material fact in any registration statement (as does
Section 11(a) of the
   Securities Act of 1933 (   Securities Act   ) with respect to the Public
N-2), please revise this
   sentence to reflect that disclosure in the registration statement will be accurate. Similarly, on page ii, please revise the second and fifth sentences of the first full paragraph to reflect the provisions of Section 34(b) of the 1940 Act and, with respect to the Public N-2, Section 11(a)
   of the Securities Act. Please make the same changes to the second to last sentence in the
   introductory paragraph under    I. Summary of Terms    on page 1.
 Brad A. Green, Esq.
Page 2
April 3, 2025

2. On page iii, under    Principal Investment Strategy   , the last sentence of
the second paragraph
   states that the Fund may form special purpose vehicles for any purposes which will effectuate the investment program of the Fund. Please respond to the following comments regarding any special purpose vehicles.
       a. Disclose that    special purpose vehicle    means an entity that
engages in investment
          activities in securities or other assets that is primarily controlled by the Fund. (Please
          note that    primarily controlled    means: (1) the Fund controls the
unregistered entity
          within the meaning of Section 2(a)(9) of the 1940 Act, and (2) the
Fund   s control of
          the unregistered entity is greater than that of any other person.)
       b. Disclose that the Fund complies with the 1940 Act provisions governing investment policies (Section 8) on an aggregate basis with the special purpose vehicles.
       c. Disclose that the Fund complies with the 1940 Act provisions governing capital structure and leverage (Section 18) on an aggregate basis with the special purpose vehicles so that the Fund treats the debt of the special purpose vehicles as its own for purposes of Section 18 of the 1940 Act.
       d. Disclose that any investment adviser to a special purpose vehicle complies with the
          1940 Act provisions relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act.
          Please confirm that any investment advisory contract between a special purpose vehicle and its investment adviser will be filed as an exhibit to the registration statement as it is a material contract.
       e. Disclose that special purpose vehicles will comply with the 1940 Act provisions related to affiliated transactions and custody (Section 17). Disclose the custodian of any special purpose vehicle.
       f. Disclose any principal investment strategies or principal risks of the special purpose vehicles that constitute principal investment strategies and principal risks of the Fund.
       g. Confirm that the financial statements of any wholly-owned or substantially-owned special purpose vehicles will be consolidated with those of the Fund. If not, explain why not.
       h. Tell us if any of the Fund   s wholly-owned or substantially-owned
special purpose
          vehicles will charge a management fee. If so, please confirm to us that the management fees (including performance fees) of any special purpose vehicle whose financial statements are consolidated with those of the Fund will be included in the
             Management Fee    line item of the fee table and any such special
purpose vehicle   s
          other expenses will be included in the    Other Expenses    line item
of the fee table.
       i. Confirm to us that the special purpose vehicles and their boards of directors will agree
          to inspection by the staff of the special purpose vehicles    books
and records, which
 Brad A. Green, Esq.
Page 3
April 3, 2025

           will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.
       j. If any special purpose vehicles will be foreign entities, please confirm that such special purpose vehicles and their boards of directors will agree to designate an agent for service of process in the United States.
3. On page iii, under    Principal Investment Strategy   , the first sentence
of the third paragraph
   states that the Fund considers    Alternative Credit Assets    to include
alternative credit
   investments. Please disclose what it means to be an    alternative [emphasis
added]    credit
   investment for purposes of the 80% policy.
4. On page iii, under    Principal Investment Strategy   , the first sentence
of the third paragraph
   includes    investments with debt-like characteristics    in the 80% policy.
Please identify here
   the investments with debt-like characteristics (other than preferred securities) that would be included in the 80% policy. We may have more comments after reviewing your response.
5. On page iii, under    Principal Investment Strategy   , the first sentence
of the third paragraph
   includes    other credit-related investments    in the 80% policy. Please
identify here any other
   credit-related investments that are part of the Fund   s principal
strategies and disclose any
   corresponding risks of such investments under    Risk Factors and Special
Considerations   .
6. On page iii, under    Interval Fund   , please disclose the intervals
between deadlines for
   repurchase requests, pricing and repayment. Please also disclose a cross-reference to those sections of the Private Placement Memorandum (or Prospectus for the Public N-2) that
   discuss the Fund   s repurchase policies and the risks attendant thereto.
See Guide 10 to Form
   N-2.
Summary of Terms     The Fund (page 1 of Private N-2)
7. Applicable only to Private N-2: The first sentence of the third paragraph of this section states that the Fund intends to apply for an exemptive order. Inasmuch as the Fund has already
   filed its application, please replace    intends to apply    with    has
applied   .
Summary of Terms     Investment Objectives and Strategies (pages 2     5 of
Private N-2)
8. On page 2, the second to last sentence of the fourth paragraph refers to other credit-related
   investments    whose returns are    substantially driven by the performance
of credit or credit-
   related assets   . To clarify the types of investments to which this
language refers, please
   disclose how the Fund defines such investments.
9. On page 3, in the third paragraph, please clarify what    tradable version
 means.
10. On page 3, under    Commercial Assets   , please briefly disclose what a
triple net lease    is.
11. On page 4, (i) under    Other Credit Investments    and    Private
Non-Sponsored Corporate
    Credit   , disclosure refers to    common equity related to a credit
investment    and (ii) under
       Capital Solutions   , disclosure refers to    related equity capital
solutions to corporate
 Brad A. Green, Esq.
Page 4
April 3, 2025

   issuers.    Please disclose that such equity investments will not be
Alternative Credit
   Investments for purposes of the 80% policy.
12. Applicable only to Private N-2: The second to last paragraph of this section states that the
    Fund does not intend to invest more than 15% of its assets in certain funds that rely on
    Sections 3(c)(1) or 3(c)(7) of the 1940 Act. Please disclose that the Fund will not invest more than 15% of its assets in private equity and/or hedge funds that rely on Sections 3(c)(1)
    and/or 3(c)(7) of the 1940 Act or, alternatively, please revise the first sentence on page 8 to
    delete    or in which an investor makes a smaller initial investment with the intention of
    increasing its position with further contributions over time.
Summary of Terms     Investment Objectives and Strategies (pages 1     6 of
Public N-2)
13. Applicable only to Public N-2: The first sentence on page 6 states that the Fund does not intend to invest more than 15% of its assets in certain funds that rely on Sections 3(c)(1) or
    3(c)(7) of the 1940 Act. Please disclose that the Fund will not invest more than 15% of its assets in private equity and/or hedge funds that rely on Sections 3(c)(1) and/or 3(c)(7) of the
    1940 Act
Summary of Terms     The Offering (page 7 of Private N-2)
14. Applicable only to Private N-2: The first sentence of the second paragraph of this section states that Class I-F Shares will be issued solely in private placement transactions that do not
    involve any    public offering    within the meaning of Section 4(a)(2) of
the Securities Act.
    Please provide a legal analysis as to why the private placement
transactions of the Fund   s
    Shares should not be integrated with the Fund   s anticipated public
offering of Shares under
    the Public N-2. See Rule 152 under the Securities Act.
15. Applicable only to Private N-2: The first sentence of the fifth paragraph of this section states that Blue Owl and/or its affiliates may contribute a portion of the proceeds used to purchase the Class I-F Shares on behalf of Class I-F shareholders from their own resources. Please explain to us the purpose of this arrangement whereby Blue Owl and/or its affiliates may contribute a portion of the proceeds used to purchase the Class I-F Shares, and any obligation such Class I-F shareholders will have to Blue Owl and/or its affiliates in return for this contribution of proceeds. Will all Class I-F shareholders equally benefit from this contribution? What is the expected size of the contribution and will it vary by shareholder
    (e.g., what percentage of a shareholder   s investment is expected to be
funded by Blue Owl
    and/or its affiliates)? Please also tell us whether there will be a written agreement between a
    Class I-F shareholder and Blue Owl and/or its affiliates to govern the terms of this arrangement. We may have more comments after reviewing your response.
Summary of Terms     Purchasing Shares (page 9 of Public N-2)
16. Applicable only to Public N-2: The first sentence of the last paragraph of this section states that prospective investors who purchase Shares through financial intermediaries will be
 Brad A. Green, Esq.
Page 5
April 3, 2025

   subject to the procedures established by those intermediaries, which may include, among other things, charges different from those listed in the Prospectus. Please confirm that any waivers and scheduled variations in sales load charges will be disclosed in the Prospectus and
   that the reference to    charges different from those listed herein    does
not include sales loads.
   See Items 12(a) of N-1A and IMGU 2016-06 at IM Guidance Update: Mutual Fund
Fee
   Structures. See also application for exemptive order filed by the Fund and the Adviser on
   March 7, 2025 (at text preceding footnote 20).
Summary of Terms     Valuation (page 13 of Private N-2)
17. Applicable only to Private N-2: The first sentence of this section states that the Fund will calculate the NAV of the Class I-F Shares on Thursday of each calendar week. The first sentence on page 7 states that the Fund is seeking to raise $500 million in private placement
    transactions    on a continuous basis   . Inasmuch as Rule 23c-3(b)(7)(iii)
under the 1940 Act
    requires an interval fund to calculate NAV daily Monday through Friday when shares are offered, please revise the first sentence of this section to state that the Fund will calculate
    NAV daily (since the private placement transactions are occurring    on a
continuous basis   )
    or explain to us why doing so is not appropriate.
Summary of Terms    Repurchases of Shares (page 14 of Private N-2)
18. The first sentence of the second paragraph of this section states that a Shareholder who tenders some, but not all, of its Shares for repurchase will be required to maintain a minimum balance of $10,000 worth of Shares. The last sentence of this same paragraph states that the
    Fund reserves the right to reduce the amount to be repurchased from a Shareholder so that the required capital balance is maintained. Inasmuch as Rule 23c-3(b)(5) under the 1940 Act requires shares to be repurchased on a pro rata basis if shareholders tender stock in an amount exceeding the repurchase amount except in certain specified circumstances, please revise these two sentences to reflect this requirement.
19. The third paragraph of this section refers to    discretionary model
portfolio management
    programs   . Please disclose what a discretionary model portfolio
management program is.
Summary of Fees and Expenses (pages 19     20 of Private N-2)
20. Applicable only to Public N-2: On page 20, please disclose the amount of the management fee in the Management Fee line item based on net assets, rather than based on Managed
    Assets.
21. Applicable only to Public N-2: On page 20, footnote (1) states that certain financial intermediaries may charge transaction or other fees, including upfront placement fees, in such amounts as they may determine, provided that the selling agents limit such charges to certain amounts. Please either disclose that none of these charges are sales loads or, alternatively, (i) in the Maximum Sales Load line item, disclose the amount of the sales load and (ii) in an appropriate location in the Prospectus, describe any sales loads applied to
 Brad A. Green, Esq.
Page 6
April 3, 2025

   purchases of the Fund   s shares, briefly describe any arrangements that
result in breakpoints
   in or eliminations of sales loads and the classes of people or transactions to which any sales load variations or waivers apply, including identifying those financial intermediaries that offer any such variations or waivers of sales loads. Please apply the same comment (ii) to
   disclosure in each of the first paragraphs under    Class S Shares    and
Class U Shares    on
   page 111 of the Public N-2. See Items 12(a) of N-1A and IMGU 2016-06. See
also
   application for exemptive order filed by the Fund and the Adviser on March 7, 2025 (at text preceding footnote 20).
22. Inasmuch as the Fund plans to invest in other investment companies, please include an AFFE line item in the fee table. See Instruction 10 to Item 3 of Form N-2.
23. Applicable only to Private N-2: Please review and confirm that accuracy of the 3 Years, 5
    Years and 10 Years amounts in the example calculations as the staff calculated different amounts.
Use of Proceeds (page 25 of Public N-2)
24. Applicable only to Public N-2: Disclose how long it is expected to take to fully invest the net
    proceeds in accordance with the Fund   s investment objectives and policies
and the reasons
    for any anticipated lengthy delay in investing the net proceeds. See Item
7.2. of Form N-2.
Investment Objective and Strategies     Investment Process     The Facility
Agreement
(pages 27     28 of Private N-2)
25. Please file the Facility Agreement as an exhibit to the registration statement. See Item 25.k.
    of Form N-2 (requiring filing of material contracts not made in the ordinary course of business that are to be performed in whole or in part at or after the date of filing the registration statement).
26. The first sentence of this section states that the Financing Provider is an unaffiliated third
    party   . Please disclose with whom the Financing Provider is unaffiliated.
27. The last sentence of this section states that there are five Portfolio Investments in the
    Facility Agreement. Please provide a Regulation S-X Article 12-compliant unaudited schedule of investments of the holdings in the Facility Agreement as of a date: (1) close to the effectiveness of the registration statement for the Public N-2; and (2) within 90 days of the date the Private N-2 was filed for the Private N-2. See IM Dear CFO position 2023-02.
28. Please respond to the following comments regarding the Facility Agreement.
       a. Describe to us the relationship between the Fund and the Financing Provider and the relationship between Cliffwater Enhanced Lending Fund and CELF Holdings (D9)
          LLC.
 Brad A. Green, Esq.
Page 7
April 3, 2025

       b. Disclose whether the Fund or Adviser have entered into any agreements including back-stop style agreements with the Financing Provider that relate to the Facility
          Agreement and, if so, the material terms of such agreements.
       c. Supplementally tell us what happens if the Capital Condition is never met.
       d. Supplementally tell us whether or not the Fund intends to rely on its Co-investment
          Exemptive Order with respect to the Portfolio Investments and, if so, tell us the legal basis for such reliance.
       e. Disclose that the Fund (1) will not request the Financing Provider to purchase any additional Portfolio Investments pursuant to a Facility Agreement;
(2) will impose a
          requirement (as opposed to an option) on itself to purchase already-existing Portfolio
          Investments from the Financing Provider at the time the Capital Condition is met; and
          (3) will treat its forward obligation to purchase Portfolio Investments from the
          Financing Provider once the requirement to purchase already-existing Portfolio
          Investments is triggered as subject to the asset coverage requirements of Section 18 of the 1940 Act. Also, revise the existing disclosure to reflect this disclosure.
       f. Provide us with a legal analysis of whether or not the Portfolio Investments
          transactions constitute    unfunded commitment agreements    as
defined in Rule 18f-4
          under the 1940 Act.
Risk Factors and Special Considerations     Risks Related to the Fund   s
Investments
Additional Mortgage-Backed Securities Risk     Mortgage Dollar Rolls Risk (page
41 of
Private N-2)
29. Please briefly describe what mortgage dollar rolls are.
Risk Factors and Special Considerations     Risks Related to the Fund   s
Investments
Additional Mortgage-Backed Securities Risk     Transportation Finance Risk
(page 46 of
Private N-2)
30. Please briefly describe what    transportation finance-related instruments
  are.
Risk Factors and Special Considerations     Risks Related to the Fund   s
Investments
Additional Mortgage-Backed Securities Risk     Trade Claims (pages 47     48 of
Private N-
2)
31. Please briefly describe what trade claims are.
Risk Factors and Special Considerations     Risks Related to the Fund   s
Investments
Marketplace Lending Risk (page 52)
32. This risk factor describes the risks of investing in loans on a platform. If such platforms include peer-to-peer lending platforms, please disclose the upper limit on
the Fund   s
    investments in loans on peer-to-peer lending platforms or, alternatively, if there is no upper limit, please tell us the amount the Fund expects to invests in such loans. Brad A. Green, Esq.
Page 8
April 3, 2025

Risk Factors and Special Considerations     Risks Relating to Conflicts of
Interest
Certain Consultants (page 79 of Private N-2)
33. The second sentence of this risk factor states that Consultants are expected to regularly provide services to, or in connection with, the Fund in relation to its activities, including the sourcing of transactions. Please explain to us why the Consultants that source transactions are not identified as investment advisers to the Fund. See Section 2(a)(20) of the 1940 Act.
Investment Restrictions and Policies     Fundamental Restrictions (pages 92
94 of
Private N-2)
34. Please disclose a fundamental investment policy regarding the purchase and sale of real estate. See Section 8(b)(1)(F) of the 1940 Act.
35. On page 93, the third sentence of the third full paragraph states that the Fund does not consider pooled investment vehicles to be an industry or group of industries and will consider them to be issuers in a particular industry or group of industries to the extent a
    pooled vehicle   s investment strategy is explicitly focused on a specific
industry or group of
    industries. Please disclose that the Fund will consider holdings of pooled investment vehicles in which it invests for purposes of determining compliance with
the Fund   s
    concentration policy.
Investment Restrictions and Policies     Fundamental Policies (page 94 of
Private N-2)
36. Please disclose a fundamental policy (or revise an existing one) to also state the periodic intervals between repurchase request deadlines. See Rule 23c-3(b)(2)(i)(B) under the 1940
    Act.
Trustees and Officers     Biographical Information (pages 94     96 of Private
N-2)
37. Please disclose the principal business of Wafra Inc. See Instruction 3 to
Item 18.1 of Form
    N-2.
Trustees and Officers     Compensation and Share Ownership (page 96 of Private
N-2)
38. Please disclose the compensation paid to Mr. Ivan Zinn. See Item 18.13.a. of Form N-2.
Trustees and Officers     Fund Ownership (pages 96     97 of Private N-2)
39. The last paragraph of this section describes certain investments of Mr. Flowers. Please explain to us why Mr. Flowers is not an interested trustee. See Section 2(a)(19)(vii) of the
    1940 Act. See also Investment Company Act Release No. 24083 (October 14,
1999).
Trustees and Officers     Board Structure and Committees (pages 97     98 of
Private N-2)
40. In the first paragraph of this section, please disclose whether the Chair of the Board is an interested person of the Fund and, if so, also disclose whether the Fund has a lead independent director and what specific role such director plays in the leadership of the Fund.
    Also, please disclose why the Fund determined that its leadership structure is appropriate
 Brad A. Green, Esq.
Page 9
April 3, 2025

    given the specific characteristics and circumstances of the Fund. See Item 18.5.a. of Form
    N-2
Trustees and Officers     Portfolio Management (page 98 of Private N-2)
41. The first sentence of this section states that the day-to-day management of the Fund are made by the Alternative Credit Investment Committee of Blue Owl, which is defined to include the Adviser, its parent company and their affiliates per disclosure on page i and page
    1 of the Offering Memorandum. If the Adviser uses personnel from an affiliate in providing investment management services to the Fund pursuant to a personnel/resource sharing agreement, please describe to us the following:
       a. the specific services any affiliate of the Fund or Adviser and such
affiliate   s
          employees will provide on the Adviser   s behalf and why those
services do not
          amount to investment advisory services provided to the Fund;
       b. the extent to which the Adviser will depend on such affiliate   s
personnel in providing
          investment advisory services;
       c. whether personnel of such affiliate of the Adviser who provide investment advice with respect to the Fund will be supervised persons of the Adviser under Section
          202(a)(25) of the Investment Advisers Act of 1940;
       d. whether and what fees are paid to such affiliate of the Adviser for the described services and whether or not they are paid pursuant to a personnel or resource sharing agreement;
       e. whether such affiliate of the Adviser is considered to be a fiduciary with respect to the Fund in connection with providing the described services;
       f. by whom the personnel being provided for use by the Adviser for advisory services to the Fund are employed and how such employer is affiliated with the Adviser and the
          Fund (i.e., controlled subsidiary, wholly or majority owned subsidiary); and
       g. the registration status of such affiliate and where such affiliate is domiciled.
Management of the Fund     Primary Portfolio Managers (page 101 of Public N-2)
42. Applicable only to Public N-2: The last sentence of the first paragraph of this section states that the following are biographies of the Portfolio Managers. Please provide dates for the experience disclosed to show that such experience is shown for at least five years. See Item
    9.1.c. of Form N-2.
Investment Advisory and Management Arrangements (pages 99    101 of Private
N-2)
43. Please disclose a graphical representation of the Incentive Fee and an example showing how it is calculated.
 Brad A. Green, Esq.
Page 10
April 3, 2025

Proxy Voting Policies and Procedures (page 108 of Private N-2)
44. The first sentence of this section states that the Fund will adopt policies and procedures to determine how to vote proxies relating to portfolio securities. Please describe such policies and procedures. See Item 18.16 of Form N-2.
Code of Ethics (page 108 of Private N-2)
45. Please revise the last sentence of this section to specify that the codes of ethics will be
    available on the EDGAR database on the SEC   s internet site at www.sec.gov
and that copies
    of these codes of ethics may be obtained, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov. See Item 18.15 of Form N-2.
Purchasing Shares     General Purchase Terms (pages 109     110 of Public N-2)
46. Applicable only to Public N-2: Please consider whether the last paragraph on page 8 in the
    Summary of Terms should also be disclosed in this section.
Purchasing Shares     Share Class Considerations (pages 110     111 of Public
N-2)
47. Applicable only to Public N-2: On page 110, the last sentence states that financial
    intermediaries may vary the actual sale charged. Please clarify what    the
actual sale
    charged    means. Also, if it refers to sales charges/loads, please also identify any
    intermediaries that may vary the sales charges/loads and the classes of people or transactions to which such variations or waivers apply. See Item 12(a)(2) of Form N-1A and IMGU
    2016-06. See also application for exemptive order filed by the Fund and the Adviser on
    March 7, 2025 (at text preceding footnote 20).
Purchasing Shares     Class S Shares (page 111 of Public N-2)
48. Applicable only to Public N-2: Please insert    in    before    an
amendment    in the last
    sentence of this section. Please make the same change in the last sentence
under    Class U
    Shares    on the same page.
Description of Shares and Additional Information Regarding Declaration of Trust and By-
Laws (pages 130    132 of Private N-2)
49. On page 132, the last few sentences of the third full paragraph describe an exclusive federal forum provision for federal securities law claims. Please remove this disclosure as there
    does not appear to be such a provision in the Fund   s Declaration of
Trust. Please also
    disclose that the exclusive forum described in the first sentence of this paragraph does not apply to claims arising under the federal securities laws. See Section
X.10. of Declaration
    of Trust.
50. Please disclose that the Declaration of Trust states that shareholders may not bring direct actions except in certain cases and that such provision does not apply to claims arising under the federal securities laws. See Section X.8. of Declaration of Trust.
 Brad A. Green, Esq.
Page 11
April 3, 2025

STATEMENT OF ADDITIONAL INFORMATION (Public N-2)
Certain ERISA Considerations (pages B-16     B-17 of Public N-2)
51. Applicable only to Public N-2: The third to last sentence of the second paragraph of this
    section includes the following language:    given that the Fund sells
Shares only to Eligible
    Investors, as described herein   . Please delete this disclosure as
disclosure in the Public N-2
    does not state that the Fund sells Shares only to Eligible Investors. Financial Statements (page B-19 of Public N-2)
52. Applicable only to Public N-2: The staff notes the financial information is blank and will be filed by amendment. The staff may have further comments upon review of such information.
PART C     OTHER INFORMATION (Public N-2)
Item 25. Financial Statements and Exhibits (page B-21 of Public N-2)
53. Applicable only to Public N-2: Please confirm to us that the Opinion of Counsel to be filed as Exhibit (l) will be consistent with Staff Legal Bulletin 19.
Item 34. Undertakings (pages B-22     B-24 of Public N-2)
54. Applicable only to Public N-2: If the Fund will rely on Rule 430A under the Securities Act, please include undertaking 34.4 of Form N-2. Please also include undertaking 34.6 of Form
    N-2. See Rule 484 under the Securities Act. In undertaking 34.7, please
insert    prospectus
    or    after    any   .
Signatures
55. Applicable only to Public N-2: Please identify the Fund   s principal
accounting officer. See
    Section 6(a) of the Securities Act.
GENERAL COMMENTS
56. We note that many portions of your filing are incomplete or to be updated by amendment.
    We may have additional comments on such portions when you complete them in pre-
    effective amendments to the Public N-2 filed by the Fund or amendments to the Private N-2 filed by the Fund, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment to the Public N-2 by the Fund or added in any amendment to the Private N-2 by the Fund.
57. Applicable only to Public N-2: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on
    Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.
58. Other than the application for exemptive relief to issue multiple classes of Shares, please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.
 Brad A. Green, Esq.
Page 12
April 3, 2025

59. Responses to this letter should be in the form of a pre-effective amendment to the Public N-2 filed by the Fund pursuant to Rule 472 under the Securities Act and an amendment to the
    Private N-2 filed by the Fund. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
                                                * * * * *
       If you have any questions prior to filing a pre-effective amendment, please call me at
(202) 551-6782.
                                                              Sincerely,
                                                              /s/ Anu Dubey
                                                              Anu Dubey
                                                              Senior Counsel
cc:    Michael Spratt, Assistant Director
       Thankam Varghese, Branch Chief
       Melissa McDonough, Branch Chief